Exhibit 97

CLAWBACK POLICY

The Board of Directors (the “Board”) of The First of Long Island Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (this “Policy”), which provides for the recovery of Erroneously Awarded Compensation in the event the Company is required to prepare an Accounting Restatement.

This Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the related listing rules of the national securities exchange or national securities association (the “Exchange”) on which the Company has listed securities, and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

1.    Definitions.

(a)

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

(b)

“Accounting Restatement Date” means the earlier to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (ii) the date a court, regulatory agency, or other legally authorized body directs the Company to prepare an Accounting Restatement.

(c)

“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation previously received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in such Accounting Restatement. The amount of Erroneously Awarded Compensation shall be determined on a gross basis without regard to any taxes paid by the relevant Executive Officer; provided, however, that for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received and (ii) the Company must maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange.

(d)

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent or subsidiary is deemed an “Executive Officer” if the executive officer performs policy making functions for the Company.

(e)

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure; provided, however, that a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission to qualify as a “Financial Reporting Measure.” For purposes of this Policy, “Financial Reporting Measure” includes, but is not limited to, stock price and total shareholder return.

(f)	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(g)

“Received” means incentive-based compensation received in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

2.         Application of the Policy. This Policy shall only apply in the event that the Company is required to prepare an Accounting Restatement and it shall apply to all Incentive-Based Compensation Received by a person: (a) after beginning service as an Executive Officer; (b) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (c) while the Company had a class of securities listed on an Exchange; and (d) during the three completed fiscal years immediately preceding the Accounting Restatement Date.  In addition to such last three completed fiscal years, the immediately preceding clause (d) includes any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years; provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months shall be deemed a completed fiscal year.

3.         Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received during the three completed fiscal years immediately preceding an Accounting Restatement Date; provided that the individual served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. Notwithstanding the foregoing, the Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange, and (2) on or after October 2, 2023.

4.         Erroneously Awarded Compensation. The amount of Erroneously Awarded Compensation subject to this Policy is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts in the Company’s financial statements and shall be computed without regard to any taxes paid.  For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (1) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.  The Board shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Board may affect recovery under this Policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer.

5.         Recovery Exceptions. The Company shall recover reasonably promptly any Erroneously Awarded Compensation except to the extent that the conditions of paragraphs (a), (b) or (c) below apply.  The Compensation Committee of the Board (the “Committee”) shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement.  Such determination shall be consistent with any applicable legal guidance by the Securities and Exchange Commission, judicial opinion, or otherwise.  The determination of “reasonably promptly” may vary from case to case and the Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

(a)         Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered and the Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange, as required.

(b)         If applicable, Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022.  Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation and shall provide such opinion to the Exchange.

(c)         Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code and regulations thereunder.

6.         Committee Decisions. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy, unless determined by a court of competent jurisdiction to be an abuse of discretion.  Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Committee or Board under applicable law or Company policy.

7.         No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company, the governing documents of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.  Further, the Company is prohibited from paying or reimbursing an Executive Officer for purchasing insurance to cover any such loss.  Nothing in this Policy prohibits any Executive Officer from purchasing, at their own expense, insurance to cover any such loss.

8.          Agreement to Policy by Executive Officers. The Committee shall take reasonable steps to inform Executive Officers of this Policy and the Executive Officers shall acknowledge receipt and adherence to this Policy in writing.

9.          Exhibit Filing Requirement. A copy of this Policy and any amendments thereto shall be filed as an exhibit to the Company’s Annual Report on Form 10-K.

10.        Amendment. The Board may amend, modify or supplement all or any portion of this Policy at any time and from time to time in its discretion.

11.       Interaction with other Clawback Policies. This Policy shall be the only clawback policy applicable to an Executive Officer and this Policy shall supersede any other clawback provision or policy maintained by the Company which would otherwise apply to an Executive Officer.  Notwithstanding the foregoing, to the extent that the application of this Policy would provide for the clawback of Incentive-Based Compensation that the Company has recovered pursuant to Section 304 of the Sarbanes-Oxley Act or applicable law, the amount the Executive Officer has already reimbursed the Company pursuant to Section 304 of the Sarbanes-Oxley Act or applicable law will be credited to the amount of the required clawback under this Policy.

[TO BE SIGNED BY EACH OF THE COMPANY’S EXECUTIVE OFFICERS]

Clawback Policy Acknowledgment

I, undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of The First of Long Island Corporation Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”) and that I have been provided a copy of the Policy and understand the Policy. In the event of any inconsistency between the Policy and the terms of any employment or similar agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. If the Committee determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take all actions necessary to effectuate such forfeiture and/or reimbursement.

Signature: ______________________________________	Date: _________________
Print Name/Title: ___________________________________